CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,000,000	$78.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $250,458.47 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $78.60 offset against the registration fee due for this offering and of which $250,379.87 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 27 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-155535 Dated December 12, 2008

Return Optimization Securities
Enhanced Return Strategies for Moderate-Return Environments
JPMorgan Chase & Co. $2,000,000 Notes linked to the S&P 500® Index due on December 18, 2009

Investment Description

Return Optimization Securities are Notes issued by JPMorgan Chase & Co. with returns linked to the performance of the S&P 500® Index (the “Index”) (each, a “Note” and collectively, the “Notes”). The Notes are designed to enhance returns in a moderate-return environment –meaning an environment in which stocks generally experience no more than moderate appreciation. If the Index Return is positive, at the maturity of the Notes you will receive your principal plus a return equaling 500% of the Index Return, up to the Maximum Gain of 24.50%, providing you with a potential opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your principal as reduced by that negative Index Return and may receive nothing. Any payment on the Notes is subject to the creditworthiness of the Issuer. Investing in the Notes involves significant risks, including potential loss of some or all of your principal and a capped appreciation at maturity.

Features

❑

Growth Potential—The Notes provide the potential to enhance returns in a moderate-return environment. Investors receive enhanced upside participation in the positive performance of the Index up to Maximum Gain of 24.50%.

❑	Leverage plus 1 to 1 downside exposure—5x leverage up to the applicable Maximum Gain of 24.50% on the Notes with 1-to-1 downside exposure at maturity

❑	Diversification—The Notes provide the ability to diversify your portfolio through exposure to the Index.

Key Dates

Trade Date	December 12, 2008
Settlement Date	December 17, 2008
Final Valuation Date[1]	December 14, 2009
Maturity Date[1]	December 18, 2009
CUSIP:	46625H464
ISIN:	US46625H4645

[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-5-A-I.

Note Offering

We are offering Return Optimization Securities linked to the S&P 500® Index. The return on the Notes is subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the Trade Date. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof. The indicative Maximum Gain for the Notes, as well as the maximum payment at maturity, are listed below.

Underlying Index for each Note	Index Ticker	Leverage Factor	Maximum Gain[1]	Maximum Payment at Maturity per $10 Note	CUSIP	ISIN

S&P 500® Index	SPX	5	24.50%	$12.45	46625H464	US46625H4645

See “Additional Information about JPMorgan Chase & Co. and the Notes” in this pricing supplement. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-5-A-I dated December 2, 2008 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement no. UBS-5-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. UBS-5-A-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note

Notes Linked to the S&P 500® Index	$2,000,000	$10	$25,000	$0.125	$1,975,000	$9.875

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-5-A-I.

(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

UBS Financial Services Inc.	JPMorgan

Additional Information about JPMorgan Chase & Co. and the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-5-A-I dated December 2, 2008. This pricing supplement, together with the documents listed below, contains the terms of the Notes supplements the free writing prospectus related hereto dated December 12, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. UBS-5-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

®	Product supplement no. UBS-5-A-I dated December 2, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005837/e33725_424b2.pdf

®	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

®	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

®

You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the Notes, and that such appreciation, as leveraged by the Leverage Factor of 5, is unlikely to exceed the Maximum Gain of 24.50% at maturity applicable to the Notes.

®	You are willing to make an investment that is exposed to the full downside performance risk of the Index.

®	You are willing and able to hold the Notes to maturity.

®	You are willing to invest in the Notes even though their return will be limited to the Maximum Gain of 24.50%.

®

You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.

®	You are willing to forgo (i) dividends paid on the equity securities included in the Index and (ii) any appreciation above the Maximum Gain of 24.50%.

®	You do not seek current income from this investment.

®	You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

®	You are unable or unwilling to hold the Notes to maturity.

®	You do not believe the Index will appreciate over the term of the Notes.

®	You believe that the Index will appreciate by more than the Maximum Gain of 24.50%.

®	You are not willing to make an investment in which you could lose up to 100% of your principal amount.

®

You believe that another investment product will provide a leveraged Index Return at maturity that is greater than the Maximum Gain of 24.50% and you seek an investment for which there will be an active secondary market.

®	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index and is not principal protected.

®	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

®	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

®	You seek current income from your investments.

®	You are not willing or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

®	You prefer to receive dividends paid on the equity securities underlying the Index.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 of this pricing supplement and “Risk Factors” in the accompanying product supplement no. UBS-5-A-I for risks related to an investment in the Notes.

Final Terms

Issuer	JPMorgan Chase & Co.

Issue Price	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)

Term	12 months (366 days)

Payment at Maturity (per $10)	If the Index Return is positive, you will receive at maturity a cash payment per $10 principal amount Note, equal to:

$10 + ($10 x Index Return x 5)

provided, however, that in no event will you receive at maturity an amount greater than $10 + ($10 x the Maximum Gain).

If the Index Return is zero, you will receive at maturity a cash payment of $10 per $10 principal amount Note.

If the Index Return is negative, you will receive at maturity a cash payment, per $10 principal amount Note, equal to:

$10 + $10 x (Index Return)

In this scenario, you will lose some or all of your principal and the amount depends on how much the Index declines, from the Trade Date to the Final Valuation Date.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Leverage Factor	5

Maximum Gain	24.50%

Index Starting Level	The Index Closing Level on the Trade Date which was 879.73.

Index Ending Level	The Index Closing Level on the Final Valuation Date.

Determining Payment at Maturity

If the Index Return is negative, you will lose 1% of the principal amount of your Notes for every 1% that the Index Ending Level declines beyond the Index Starting Level. Accordingly, your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x Index Return)

In this scenario, you could lose some or all of your principal depending on how much the Index declines.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 5 and the Maximum Gain of 24.50% and a range of Index Returns from +80% to -100%.

Example 1—On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive five times the Index Return, or a 15% total return, and the payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x (5 x 3%)) = $10 + $1.50 = $11.50.

Example 2—On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level. Since five times the Index return of 20% is more than the Maximum Gain of 24.50%, you will receive at maturity the Maximum Gain of 24.50%, or $12.45 per $10 principal amount Note.

Example 3—On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level. Since the Index Return is -20%, your investment will be fully exposed to the decline of the S&P 500® Index and your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x (-20%)) = $10 - $2.00 = $8.00.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-5-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the Notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. UBS-5-A-I.

Risks Relating to the Notes Generally

®

Your Investment in the Notes May Result in a Loss — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index Ending Level as compared to the Index Starting Level and you may lose some or all of your principal.

®

Credit Risk of JPMorgan Chase & Co. — The Notes are senior unsecured debt obligations of the issuer, JP Morgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of JP Morgan Chase & Co., to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JP Morgan Chase & Co., may affect the market value of the Notes and, in the event JP Morgan Chase & Co., were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

®

The Appreciation Potential on the Notes is Limited to the Maximum Gain — If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount Note, you will receive at maturity $10 plus an additional amount that will not exceed the Maximum Gain of 24.50% regardless of the appreciation in the Index, which may be significant.

®

No Assurances of Moderate-Return Environment — While the Notes are structured to provide enhanced returns in a moderate- return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

®

No Interest or Dividend Payments or Voting Rights — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities comprising the Index would have.

®

Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

®

Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

®

Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

®

Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or their affiliates — JPMSI, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Notes.

®	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

®

Potential JPMorgan Chase & Co. Impact on Price — Trading or transactions by JP Morgan Chase & Co. or its affiliates in the equity securities composing the Index, or in futures, options, exchange-traded funds or other derivative products on the equity securities comprising the Index may adversely affect the market value of the equity securities comprising the Index, the level of the Index, and, therefore, the market value of the Notes.

®

Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

	®	the expected volatility of the Index;

	®	the time to maturity of the Notes;

	®	the dividend rate on the equity securities underlying the Index;

	®	interest and yield rates in the market generally as well as in each of the markets of the securities composing the Index;

	®	a variety of economic, financial, political, regulatory or judicial events; and

	®	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index

®

We are Currently One of the Companies that Make Up the Index — We are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Index and the Notes.

The S&P 500® Index

The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product supplement no. UBS-5-A-I under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, and the ten main groups and the number of companies are included in each group as of November 28, 2008 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (84); Health Care (55); Industrials (57); Information Technology (73); Materials (28); Telecommunications Services (9); and Utilities (32).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page “SPX <Index> <GO>” or from the S&P website at www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Index from January 2, 1998 to December 12, 2008. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The S&P 500® Index closing level on December 12, 2008 was 879.73.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading “The S&P 500® Index” beginning on page PS-64 of the accompanying product supplement no. UBS-5-A-I. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-5-A-I.